UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.       )*

eBullion, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

278736103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 278736103	13G	Page 2 of 6

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Kee Yuen Choi
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION: Hong Kong

NUMBER OF SHARES	5. SOLE VOTING POWER	25,380,000
BENEFICIALLY OWNED BY	6. SHARED VOTING POWER	4,000
EACH REPORTING	7. SOLE DISPOSITIVE POWER	25,380,000
PERSON WITH	8. SHARED DISPOSITIVE POWER	4,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,384,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11. 12.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 49.5%* TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

* Based upon an aggregate of 51,260,000 shares of common stock (the “Common Stock”) of eBullion, Inc. outstanding as of November 3, 2014 as reported in the Company’s Form 10-Q filed on November 13, 2014.

CUSIP NO. 278736103	13G	Page 3 of 6

Item 1.
(a)	Name of Issuer: eBullion, Inc.

(b)	Address of Issuer’s Principal Executive Offices: 80 Broad Street, 5th Floor, New York, New York 10004

Item 2.
(a)	Name of Person Filing: Kee Yuen Choi

(b)	Address of Principal Business Office or, if None, Residence: c/o eBullion, Inc., 80 Broad Street, 5th Floor, New York, New York 10004

(c)	Citizenship: Hong Kong

(d)	Title of Class of Securities: Common Stock, par value $0.0001 per share

(e)	CUSIP Number: 278736103

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with Rule 240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(J).

Not applicable.

CUSIP NO. 278736103	13G	Page 4 of 6

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Mr. Choi has (i) sole voting and dispositive power with respect to 25,380,000 shares of Common Stock owned of record by him and (ii) shared voting and dispositive power with respect to 4,000 shares of Common Stock owned by his wife.

The following sets forth in tabular format the share ownership of Mr. Choi:

(a)	Amount Beneficially Owned: 25,384,000

(b)	Percent of Class: 49.5%*

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:	25,380,000

(ii)	shared power to vote or to direct the vote:	4,000

(iii)	sole power to dispose or to direct the disposition of:	25,380,000

(iv)	shared power to dispose or to direct the disposition of:	4,000

Item 5.	Ownership of Five Percent or Less of Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

* Based upon an aggregate of 51,260,000 shares of Common Stock outstanding as of November 3, 2014 as reported in the Company’s Form 10-Q filed on November 13, 2014.

CUSIP NO. 278736103	13G	Page 5 of 6

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.
Not Applicable.

[The remainder of this page intentionally left blank.]

CUSIP NO. 278736103	13G	Page 6 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2015

/s/ Kee Yuen Choi

Kee Yuen Choi